                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549-1004

                                   FORM 11-K


 X   Annual Report pursuant to Section 15(d) of the Securities Exchange Act of
---  1934

For the fiscal year ended December 31, 2000 or

     Transition report pursuant to Section 15(d) of the Securities Exchange Act --- of 1934

For the transaction period from       to
                                -----    -----

Commission File Number 000-27261
                      ----------

                              CH2M HILL RETIREMENT
                                AND TAX-DEFERRED
                                  SAVINGS PLAN
                            116 Inverness Drive East
                                   Suite 105
                           Englewood, Colorado 80112
--------------------------------------------------------------------------------
                      (Full title and address of the plan)

                           CH2M HILL Companies, Ltd.
                            116 Inverness Drive East
                                   Suite 105
                           Englewood, Colorado 80112
--------------------------------------------------------------------------------
       (Name of issuer of the security held pursuant to the plan and the address of its principal executive offices)

CH2M HILL RETIREMENT AND
TAX-DEFERRED SAVINGS PLAN

Financial Statements And Supplemental Schedules
As Of December 31, 2000 And 1999

Together With Report Of Independent Public Accountants

                                    CH2M HILL

                    RETIREMENT AND TAX-DEFERRED SAVINGS PLAN


            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                           DECEMBER 31, 2000 AND 1999



                                                                                                            Page(s)
                                                                                                            -------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                                       1

FINANCIAL STATEMENTS:
    Statements of Net Assets Available for Plan Benefits
        as of December 31, 2000 and 1999                                                                       2

    Statement of Changes in Net Assets Available for Plan Benefits
        for the Year Ended December 31, 2000                                                                   3

NOTES TO FINANCIAL STATEMENTS                                                                                4-12

SUPPLEMENTAL SCHEDULES:
    Schedule I:  Schedule of Assets (Held at End
        of Year) as of December 31, 2000                                                                      13

    Schedule II:  Schedule of Non-Exempt Transactions
        for the Year Ended December 31, 2000                                                                  14

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of the
    CH2M HILL Retirement and
    Tax-Deferred Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of CH2M HILL Retirement and Tax-Deferred Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2000, and the schedule of non-exempt transactions for the year ended December 31, 2000 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                       /s/ Arthur Andersen LLP

Denver, Colorado,
      June 26, 2001.

                                    CH2M HILL

                    RETIREMENT AND TAX-DEFERRED SAVINGS PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        AS OF DECEMBER 31, 2000 AND 1999



                                                               2000                  1999
                                                           ------------          ------------

INVESTMENTS, at contract value (Notes 2 and 3):
    Investment contracts with insurance companies          $  4,191,080          $  6,873,226
    Common/collective trusts                                 37,824,749            35,617,638

INVESTMENTS, at fair value (Notes 2 and 3):
    Mutual funds                                            320,952,902           322,474,712
    Money market funds                                       25,872,175            23,785,956
    U.S. government and agency securities                            --               670,712
    Company stock                                           101,578,393             6,067,318
    Loans to participants                                     6,128,208             5,650,500
                                                           ------------          ------------
               Total investments                            496,547,507           401,140,062
                                                           ------------          ------------
    Receivables-
        Employer match contributions                          1,425,250               496,510
        Employer defined contributions                        6,258,673             2,216,977
        Employee contributions                                  283,820                88,628
        Accrued interest                                             --                 3,358
                                                           ------------          ------------
               Total receivables                              7,967,743             2,805,473
                                                           ------------          ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                     $504,515,250          $403,945,535
                                                           ============          ============


        The accompanying notes are an integral part of these statements.

                                    CH2M HILL

                    RETIREMENT AND TAX-DEFERRED SAVINGS PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2000



ADDITIONS TO NET ASSETS ATTRIBUTED TO:
    Net investment gain-
        Interest                                                               $  28,182,254
        Net depreciation in fair value of investments (Notes 2 and 3)            (23,669,961)
                                                                               -------------
               Net investment gain                                                 4,512,293
                                                                               -------------
    Contributions-
        Employee                                                                  33,067,312
        Employer match                                                             5,227,209
        Employer defined contribution                                              6,108,675
        Rollover                                                                   6,166,224
                                                                               -------------
               Total contributions                                                50,569,420
                                                                               -------------
               Total additions                                                    55,081,713
                                                                               -------------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
    Benefits and distributions paid to participants                              (31,471,153)
    Other expenses                                                                  (199,561)
                                                                               -------------
               Total deductions                                                  (31,670,714)
                                                                               -------------
    Net increase                                                                  23,410,999

MERGER IN OF RELATED PLAN (Note 1)                                                77,158,716

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
    Beginning of year                                                            403,945,535
                                                                               -------------
    End of year                                                                $ 504,515,250
                                                                               =============


         The accompanying notes are an integral part of this statement.

                                    CH2M HILL

                    RETIREMENT AND TAX-DEFERRED SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999



1.       PLAN DESCRIPTION:

The following description of the CH2M HILL Retirement and Tax-Deferred Savings Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established and sponsored by CH2M HILL Companies, Ltd. (the "Company" or "Plan Sponsor") under the provisions of
Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC. This Plan may be adopted by affiliated employers of the Plan Sponsor ("Affiliated Employers"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Plan benefits are not guaranteed by the Pension Benefit Guaranty Corporation.

Plan Amendment and Restatements and Plan Merger

In addition to the event discussed in Note 2 (Company stock), effective January 1, 2000, the Plan document was amended and restated to permit participants to invest their pre-tax salary deferral contributions in Company stock and to recognize the fact that there is a limited trading market for the Company stock. The amendment and restatement also made certain legislative changes to comply with the Small Business Job Protection Act of 1996, the General Agreement on Tariffs and Trade and Uniformed Services Employment and Reemployment Rights Act of 1994.

Effective June 1, 2000, the Plan was amended and restated to comply with other legislative changes and also to merge the CH2M HILL Employee Stock Plan into the Plan as of the effective date.

Eligibility

Industrial Design Corporation employees are eligible to participate in the Plan during the first full pay-period they are employed, Operations Management International employees are eligible on the first day of the month following date of hire, and all other employees are eligible on date of hire. If a participant does not enroll in the Plan on their normal enrollment date, employees may join the Plan quarterly on January 1, March 1, July 1, and October 1, once the above eligibility requirements are met. Leased employees, temporary employees, and employees covered by a collective bargaining agreement are not covered under the Plan.

Employee Contributions

Prior to January 1, 2000, each participating employee could elect to contribute from 1% to 15% of their total annual compensation, as defined, to the Plan as a pre-tax salary deferral contribution subject to certain IRC limitations. Effective January 1, 2000, a participating employee may elect to contribute from 1% to 20% of their total annual compensation, as defined.

Employer Matching Contributions

Affiliated Employers and the Company may make a matching contribution for eligible participants employed on the last day of the quarter and for retired, disabled or deceased participants who terminated employment during the quarter. CH2M HILL, Inc., CH2M HILL Constructors, Inc., CH2M HILL Companies, Ltd., Operations Management International, CH2M HILL International and PAL, Telecom Group, LLC have elected to make matching contributions.

The Company and Affiliated Employers' matching contribution is determined annually by the Company and each Affiliated Employer. The Company and the Affiliated Employer will match participant contributions up to 50% of the first 4% of quarterly base compensation. Employer matching contributions are made in cash.

Profit Sharing Contributions

The Company and Affiliated Employers may also make a profit sharing contribution for 1) active participants who completed at least 1,000 hours of service during the Plan year and who were employed at the Plan's yearend, 2) retired (at age 65 or at age 55 who have completed five years of service), disabled or deceased participants who terminated employment during the Plan year, and 3) certain participants rehired during the Plan year. CH2M HILL, Inc., CH2M HILL Constructors, Inc., CH2M HILL Companies, Ltd., CH2M HILL International, Ltd., Industrial Design Corporation and PAL, Telecom Group, LLC have elected to make profit sharing contributions in 2000.

Profit sharing contributions are determined annually by the Company and each participating Affiliated Employer. Profit sharing amounts are allocated to participants in proportion to the relation which the compensation paid to each participant bears to the total compensation paid to all eligible participants.

The profit sharing contributions made by the Company and each Affiliated Employers during 2000 are shown in the accompanying financial statements as Employer Defined Contributions. Annual profit sharing contributions made by various Affiliated Employers during 2000, were deposited into an account to purchase Company stock. These contributions were invested, as determined by the Plan Sponsor, in Company stock.

Vesting

Participants are immediately vested in their salary deferral contributions and transfers from other qualified plans, plus net earnings thereon.

Vesting in employer matching and profit sharing contributions plus net earnings thereon is based on years of service, as follows:

                                                     Percentage
     Years of Service                                  Vested
     ----------------                                ----------

        Less than 2                                       0%
             2                                           20%
             3                                           40%
             4                                           60%
             5                                           80%
         6 or more                                      100%


Participants earn one year of credited service for each full year of service, as defined by the Plan document.

The value of a participant's matching contributions and profit sharing contributions shall become fully vested when the participant attains age 65, reaches age 55 and completes 5 years of service, or terminates employment by reason of death or disability.

Forfeitures

In the event a participant terminates before becoming 100% vested in matching contributions and profit sharing contributions plus net earnings thereon, unvested amounts are forfeited. Plan forfeitures that are not used to restore participant account balances as of the last day of the year shall be used to pay administrative expenses of the Plan. Unused forfeitures as of December 31, 2000 and 1999 were $2,503,332 and $1,583,506, respectively.

Withdrawals

Benefits equal to the vested value of a participant's account are payable upon retirement, termination or death in the form of a lump-sum payment. In addition, hardship withdrawals are also available under certain circumstances as described by the Plan document. The trustees determine the time and manner of payment.

Loans

Participants may borrow from their vested account balances a minimum of $1,000 up to a maximum of $50,000, reduced by the highest outstanding loan balance during the preceding 12-month period. However, loans may not exceed the lesser of their salary deferral contributions or 50% of their vested account balance. The loans are secured by the vested balance in the participant's account. Loans with terms of five years or less bear interest at a rate equal to the interest rate charged by the CH2M HILL Federal Credit Union for a loan secured by new titled equipment and having the same term as the loan from the Plan. For loans with terms of over five years, the interest rate shall equal the interest rate charged by the CH2M HILL Federal Credit Union for a second mortgage loan. Interest rates ranged from 6.25% to 11.75% at December 31, 2000. Loan terms may range from three months to five years or up to 25 years for the purchase of a primary residence. Principal and interest are paid ratably through monthly payroll deductions.

Participant Accounts

A separate account is maintained for each Plan participant. Participant contributions are credited to the individual's account, along with their matching contribution, a portion of their profit sharing contribution, if any, and an allocation of the Plan's net earnings. Earnings and losses for each fund are allocated to the individual accounts on a daily basis. The benefit to which each participant is entitled is the vested portion of the participant's account.

Investment Options

Participants are offered various investment options in money market funds, common/collective trusts, mutual funds and Company stock in which they may invest their accounts.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates. Certain reclassifications have been made to amounts reported in the prior year to conform to the current year's presentation.

Investment Valuation

Shares in money market funds, mutual funds, and U.S. government and agency securities are stated at fair value based on quoted market prices. The fair value of Company stock has historically been determined by a formula, calculated as of December 31 of each year, based on the net book value of the Company and a multiple of the average of the past five years' earnings. As discussed below, the Company adopted changes to its ownership program and changed the formula to estimate the fair value of the stock. The investment contracts and common/collective trusts are stated at contract value as noted below.

Company Stock

Effective January 1, 2000, certain resolutions that were previously adopted by the Company went into effect as follows:

o Authorization of a ten-for-one stock split on the Company's common stock and Class A preferred stock,

o Authorization to convert all outstanding Class A preferred stock into shares of common stock on a one-for-one basis, and,

o The start of a new ownership program for the Company whereby employees are able to buy and sell Company stock on an internal market.

The trades occur quarterly and the trading price is the estimated fair market value as determined by the Board of Directors utilizing a "new" formula and supported by a quarterly appraisal of the Company.

As a result, the information included in these financial statements have been adjusted retroactively to give effect to the stock split and preferred stock conversion. In addition, the investment in Company stock was valued as of December 31, 1999 utilizing the stock price in effect at that date, which was $4.31 per share and determined by using the "old" formula. The investment in Company stock was valued as of December 31, 2000 at $8.40 per share and was determined using the "new" formula. Both of the valuations were supported by an appraisal at each of the respective dates.

Investment Contracts

The Fixed Income Fund of the Plan invests in guaranteed investment contracts ("GICs"), in common collective trusts issued by major U.S. and Canadian life insurance companies, banks or similar institutions.

The following are fully benefit-responsive investment contracts valued at contract value (i.e., the principal balance of the investment contract, plus accrued interest at the stated contract rate, less payments received and contract charges by the contracting company), which approximates fair value. The aggregate average yield of the investment contracts for the years ended December 31, 2000 and 1999 were 6.1% and 6.7%, respectively. The aggregate crediting interest rate for the investment contracts as of December 31, 2000 and 1999 were 5.9% and 5.7%, respectively.

A description of the investment contracts held by the Plan as of December 31, 2000 and 1999 is as follows:

         Chase Manhattan Bank Guaranteed Investment Contract had a contract value of $0 and $2,911,154 at December 31, 2000 and 1999 and a crediting interest rate of 6.5% at December 31, 1999. The contract matured on November 15, 2000.

         Fidelity Managed Income Portfolio II is a common/collective trust which invests in GICs and synthetic GICs. The contracts are carried in the common/collective trust fund's audited financial statements at cost plus accrued interest, which approximates fair market value. The investment in the common/collective trust fund in the accompanying financial statements is valued at the Plan's proportionate interest in the fund as of the financial statement date. Interest rates earned on the investment change daily. The value of this investment at December 31, 2000 and 1999 was $37,824,749 and $35,617,638, respectively, and had a crediting interest rate of 6.0% and 5.76% at December 31, 2000 and 1999, respectively.

         SunLife of Canada (U.S.) Guaranteed Investment Contract had a crediting interest rate of 5.78% at December 31, 2000 and 1999, and is fixed for the life of the contract. The contract matures on February 28, 2001 and had a contract value of $4,191,080 and $3,962,072 at December 31, 2000 and 1999, respectively.


Income Recognition

Interest income is recorded as earned on the accrual basis. The difference in market value from one period to the next is included in net realized and unrealized appreciation (depreciation) in fair value of investments in the accompanying statement of changes in net assets available for plan benefits. The net realized and unrealized appreciation (depreciation) in fair value of investments also includes realized gains and losses on investments sold during the year. Purchases and sales are reported on the trade date.

Benefit Payments

Benefits paid to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses related to operating and maintaining the Plan may be paid by the Plan. Those expenses not paid by the Plan are paid by the Plan Sponsor.

3.       INVESTMENTS:

The following presents investments which exceed 5% of net assets available for plan benefits as of December 31, 2000 and 1999:

                                                             2000                                         1999
                                              ----------------------------------          ----------------------------------
                                                 Shares/             Contract/              Shares/              Contract/
                                                  Units             Market Value             Units              Market Value
                                              ------------          ------------          ------------          ------------
Fidelity Managed Income Portfolio II            37,824,749          $ 37,824,749            35,617,638          $ 35,617,638
Fidelity Magellan Fund                             904,571           107,915,330               888,688           121,421,382
Fidelity Equity-Income Fund                        952,737            50,904,746             1,017,300            54,405,198
Fidelity Growth Company Fund                     1,279,146            91,369,375             1,017,488            85,774,251
Fidelity Retirement Government
   Money Market Portfolio                       25,766,379            25,766,379            22,929,285            22,929,285
Janus Worldwide Fund                               489,391            27,826,759               292,736            22,373,791
**Company Stock                                 12,092,666           101,578,393                     *                     *


* Not over 5% in the respective year

** Includes nonparticipant-directed investments as noted below


During the year ended December 31, 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds           $(44,681,337)
Company stock            21,011,376
                       ------------
                       $(23,669,961)
                       ============

Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                December 31,
                                                     ----------------------------------
                                                         2000                  1999
                                                     ------------          ------------
Net assets:
   *Company stock                                    $101,578,393          $  6,067,318
   Money market fund                                       11,011               856,671
   U.S. government and agency securities                       --               670,712
   Employer defined contribution receivable             6,258,673             2,216,977
   Accrued interest                                            --                 3,358
                                                     ------------          ------------
                                                     $107,848,077          $  9,815,036
                                                     ============          ============


                                                               For the
                                                             Year Ended
                                                            December 31,
                                                                2000
                                                            ------------
Changes in net assets:
   Interest income                                          $     40,956
   Net appreciation in fair value of investments              20,994,189
   Employer defined contribution                               6,108,675
   Benefits and distributions paid to participants            (6,268,933)
   Merger in of related plan                                  77,158,716
   Other expenses                                                   (562)
                                                            ------------
                                                            $ 98,033,041
                                                            ============


* Includes nonparticipant-directed investments as participant and nonparticipant-directed information is not separately maintained.


4.       RELATED PARTY TRANSACTIONS:

Certain Plan investments are shares in funds managed by Fidelity Investments, Wells Fargo and shares of Company stock. Fidelity Investments and Wells Fargo are the asset custodians as defined by the Plan document and the Company is the Plan administrator, therefore, these investments and investment transactions qualify as party-in-interest transactions.

5.       PLAN TERMINATION:

The Plan Sponsor has established the Plan and each of the Affiliated Employers has adopted the Plan with the bona fide intention and expectation that the Plan will continue indefinitely and that contributions will be made indefinitely, but no Affiliated Employer shall be under any obligation to continue its contributions or its participation as an Affiliated Employer or to maintain the Plan with respect to its employees for any given length of time. Any Affiliated Employer may, in its sole and absolute discretion, completely discontinue its contributions or terminate its participation as an Affiliated

Employer at any time. The Plan Sponsor may, in its sole and absolute discretion, terminate the Plan at any time. In the event of termination of the Plan, each participant's account under the Plan shall become fully vested and nonforfeitable.

6.       INCOME TAX STATUS:

The Plan obtained its latest determination letter on April 2, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended and restated since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2000 and 1999.

7.       RISKS AND UNCERTAINTIES:

The Plan provides for investments in investment contracts, common/collective trusts, shares of money market and mutual funds, U.S. government and agency securities and Company stock. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of investments will occur in the near term.

8.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 2000:

                                                        Beginning of               End of
                                                            Year                    Year
                                                        -------------           -------------
Net assets available for plan benefits per the
    financial statements                                $ 403,945,535           $ 504,515,250
Amounts allocated to withdrawing participants                (768,902)               (261,240)
                                                        -------------           -------------
Net assets available for plan benefits per the
    Form 5500 (unaudited)                               $ 403,176,633           $ 504,254,010
                                                        =============           =============


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2000:

Benefits paid to participants per the
   financial statements                            $ 31,471,153
Add: Amounts allocated to withdrawing
   participants at December 31, 2000                    261,240
Deduct: Amounts allocated to withdrawing
   participants at December 31, 1999                   (768,902)
                                                   ------------
Benefits paid to participants per the
   Form 5500 (unaudited)                           $ 30,963,491
                                                   ============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

9.       NON-EXEMPT TRANSACTIONS:

The Company had two non-exempt transactions related to contributions not remitted to the trust in a timely manner (see Schedule II).

                                                                      SCHEDULE I



                                    CH2M HILL

                    RETIREMENT AND TAX-DEFERRED SAVINGS PLAN


                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                             AS OF DECEMBER 31, 2000




                                                                                    Number of
                                                                                    Shares or          Current
                                                                      Cost            Units            Value
                                                                  ------------     ------------     ------------


INVESTMENT CONTRACT:
   SunLife of Canada (U.S.) (matures 02/28/01; 5.78%)             $  4,191,080        4,191,080     $  4,191,080
                                                                                                    ------------
     Total investment contract                                                                         4,191,080
                                                                                                    ------------

COMMON/COLLECTIVE TRUST:
   *Fidelity Managed Income Portfolio II                            37,824,749       37,824,749       37,824,749
                                                                                                    ------------
     Total common/collective trust                                                                    37,824,749
                                                                                                    ------------


MONEY MARKET FUNDS:
   *Fidelity Retirement Government Money Market Portfolio           25,766,379       25,766,379       25,766,379
   *Fidelity Cash Reserve                                               94,020           94,020           94,020
   *Fidelity Retirement Money Market Fund                                  765              765              765
   *Wells Fargo Treasury Plus Money Market Account                      11,011           11,011           11,011
                                                                                                    ------------
     Total money market funds                                                                         25,872,175
                                                                                                    ------------

SHARES IN MUTUAL FUNDS:
  *Fidelity Magellan Fund                                           88,373,751          904,571      107,915,330
  *Fidelity Equity-Income Fund                                      42,101,543          952,737       50,904,746
  *Fidelity Growth Company Fund                                     78,030,754        1,279,146       91,369,375
  *Fidelity Balanced Fund                                           18,392,710        1,219,560       18,525,114
  PIMCO Mid Cap Growth Fund                                         10,692,058          407,033        9,846,140
  Janus Worldwide Fund                                              30,661,142          489,391       27,826,759
  Spartan U.S. Equity Index Fund                                    14,053,355          311,161       14,565,438
                                                                                                    ------------
     Total shares in mutual funds                                                                    320,952,902
                                                                                                    ------------


COMPANY STOCK:
   *CH2M HILL Companies, Ltd. Employer Stock, $1.00 par value       46,443,475       12,092,666      101,578,393

PARTICIPANT LOANS (interest rates range from 6.25% to 11.75%)        6,128,208               --        6,128,208
                                                                                                    ------------
     Total investments                                                                              $496,547,507
                                                                                                    ============



* Represents a party-in-interest as of December 31, 2000.

                                                                     SCHEDULE II


                                   CH2M HILL


                    RETIREMENT AND TAX-DEFERRED SAVINGS PLAN


                  SCHEDULE OF NON-EXEMPT TRANSACTIONS (NOTE 9)


                      FOR THE YEAR ENDED DECEMBER 31, 2000






                                Relationship to Plan,
                                      Employer or                                                                     Transaction
Identity of Party Involved      Other Party-In-Interest                Description of Transaction                     Amount (a)
--------------------------      -----------------------       ------------------------------------------------       ------------
* CH2M HILL - Operations
Management International           Affiliated Employer        Contributions not remitted in a timely manner              $7,915
                                                              to the Plan as follows-employee contributions
                                                              for the pay period ended April 14, 2000 were not
                                                              remitted to the Plan until May 24, 2000.


* CH2M HILL - Operations
Management International           Affiliated Employer        Contributions not remitted in a timely manner to the       $6,339
                                                              Plan as follows-employee contributions for the pay
                                                              period ended November 24, 2000 were not remitted to
                                                              the Plan until January 5, 2001.




* Represents a party-in-interest as of December 31, 2000.

(a) Interest rate at the corporate federal under-payment rate for the period of time the employer had control of the funds.

                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    CH2M HILL Retirement and
                                    Tax-deferred Savings Plan

                                    By: /s/ Samuel H. Iapalucci
                                       -------------------------
                                       Chief Financial Officer
Dated: June 26, 2001

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER            DESCRIPTION
-------           -----------
  23              Consent of Independent Public Accountants.